June 25, 1999


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549


       Re:  Navigator Gas Transport PLC
            Form F-4
            File No. 333-81327
            -----------------------------

Ladies and Gentlemen:

     On behalf of Navigator Gas Transport PLC, Navigator Gas (IOM I-A) Limited, Navigator Gas (IOM I-B) Limited, Navigator Gas (IOM I-C) Limited, Navigator Gas (IOM I-D) Limited and Navigator Gas (IOM I-E) Limited (collectively, the "Registrants"), we hereby amend the cover page of the registration statement on Form F-4 to include the following delaying amendment:

     The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that the registration statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

     If you have any questions relating to the foregoing, please call the undersigned, Deon T. Retemeyer, at (212) 848-1096 or Keith L. Krasney, at (212) 848-1088.


Very truly yours,


GRAHAM & JAMES LLP


By /s/ DEON T. RETEMEYER
   ------------------------
       Deon T. Retemeyer